September 13, 2024
VIA EDGAR
U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Jenny O’Shanick

Re:	Gogoro Inc.
Registration Statement on Form F-3
Filed August 23, 2024
File No. 333-281734
Ladies and Gentlemen:
Reference is made to the letter, filed by Gogoro Inc. (the “Company”) as correspondence via EDGAR on September 11, 2024, in which the Company requested that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 9:30 AM Eastern Daylight Time on September 13, 2024, in accordance with Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended. The Company is no longer requesting that such Registration Statement be declared effective at this time and hereby formally withdraws such request until further notice from the Company, as the Company plans to file an amendment to the Registration Statement.

Very truly yours,

GOGORO INC.

By:	/s/ Bruce Morrison Aitken
Name:	Bruce Morrison Aitken
Title:	Chief Financial Officer